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10031850

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECD S.E.C.
AUG 30 2010
603

SEC FILE NUMBER
8-29234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ward's Financial Services, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14720 S. Will-Cook Road
(No. and Street)

Homer Glen	Illinois	60491
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Ward, Principal — 708-645-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

14300 Ravinia, Suite 200	Orland Park	IL	60462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

9/9/10

OATH OR AFFIRMATION

I, Richard M. Ward, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ward's Financial Services, Ltd., as of June 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard M Ward
Signature

Principal
Title

Linda A. McCarthy
Notary Public


"OFFICIAL SEAL"
Linda A McCarthy
Notary Public, State of Illinois
My Commission Expires 1/14/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARD'S FINANCIAL SERVICES, LTD.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2010

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Ward's Financial Services, Ltd.
Homer Glen, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Ward's Financial Services, Ltd. as of June 30, 2010, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Proprietorship's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 - 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador + Co., Ltd.

Orland Park, Illinois
August 25, 2010

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2010

ASSETS

Cash and cash equivalents	$	522,636
Deposit with clearing organization		50,000
Total assets	$	572,636

LIABILITIES AND PROPRIETOR'S EQUITY

Liabilities	$	272
Proprietor's equity		572,364
Total liabilities and proprietor's equity	$	572,636

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2010

Revenues:		
Securities commissions	$ 37,845	
Mutual fund commissions	20,643	
Interest	443	
Total revenues		$ 58,931
Expenses:		
Audit fees	6,150	
Dues and subscriptions	1,338	
Operating expenses	8,809	
Regulatory fee	1,282	
Supplies	4,615	
Telephone/wire costs	3,136	
Total expenses		25,330
Net income		$ 33,601

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY

YEAR ENDED JUNE 30, 2010

Balance at beginning of year	$	810,763
Net income		33,601
Proprietor's draw		(272,000)
Balance at end of year	$	572,364

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2010

Cash flows from operating activities:	
Net income	$ 33,601
Cash flows from financing activities:	
Proprietor's draw	(272,000)
Net decrease in cash and cash equivalents	(238,399)
Cash and cash equivalents at beginning of year	761,035
Cash and cash equivalents at end of year	$ 522,636

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through Mesirow Financial, Inc., which acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades.

Basis of Accounting

Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned. Expenses are recorded as incurred.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are defined as cash on hand, deposits with banks, money market funds, certificates of deposit, and United States treasury bills purchased with maturities of three months or less.

Income Taxes

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

NOTE 2. NET CAPITAL REQUIREMENTS

The Proprietorship is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Proprietorship is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. At June 30, 2010, the Company had net capital of $569,958, which was $519,958 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.0005 to 1.0.

NOTE 3. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2010, the proprietor provided office space to the Proprietorship at no charge. The proprietor operates other businesses from the same location as the broker-dealer business. Expenses are shared with those other businesses.

NOTE 4. CASH FLOW INFORMATION

There was no cash paid during the year ended June 30, 2010 for interest and income taxes.

NOTE 5. CONCENTRATIONS OF CREDIT RISK

During the year, the Proprietorship had bank and clearing deposit balances in financial institutions that, at times, exceeded federally insured limits. The Proprietorship has not experienced any losses on such accounts and is of the opinion that the solvency of the financial institutions is not of particular concern at this time.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Proprietorship is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Proprietorship is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Proprietorship seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 25, 2010, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

WARD'S FINANCIAL SERVICES, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2010

Total proprietor's equity qualified for net capital	$ 572,364
Haircuts on securities	(2,406)
Net capital	$ 569,958

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 18
Minimum dollar net capital requirement	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 519,958

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ 272
Ratio: Aggregate indebtedness to net capital	0.0005

Note: There are no differences between the above computations and the Proprietorship's corresponding unaudited Focus - Part II filing.

WARD'S FINANCIAL SERVICES, LTD.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF JUNE 30, 2010

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(ii) of that Rule. The Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (Mesirow Financial, Inc.) on a fully-disclosed basis.

REPORT ON INTERNAL CONTROL

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Ward's Financial Services, Ltd.
Homer Glen, Illinois

In planning and performing our audit of the financial statements of Ward's Financial Services, Ltd. (the "Proprietorship") as of and for the year ended June 30, 2010 in accordance with U.S. generally accepted auditing standards, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietorship, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
August 25, 2010